The Law Firm of

Christen Lambert

2920 Forestville Rd., Ste 100 PMB 1155 — Raleigh, North Carolina 27616 — Phone: 919-473-9130
E-Mail: christen@christenlambertlaw.com Web: christenlambertlaw.com

January 25, 2024

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Aliya Ishmukhamedova

Re:	YouneeqAI Technical Services, Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed December 22, 2023
File No. 333-271798

Dear Ms. Ishmukhamedova:

This letter is submitted by legal counsel to YouneeqAI Technical Services, Inc. (the “Company”) in response to comments from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in the letter dated January 11, 2024 relating to the Registration Statement on Form S-1/A submitted to the Commission on December 22, 2023 (the “Registration Statement”). The text of the Staff’s comments has been included in this letter in bold for your convenience, and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. For your convenience, we have also set forth the Company’s response to each of the numbered comments immediately below each numbered comment.

In addition, the Company is also filing Amendment No. 3 (“Amendment No. 3”) to the Registration Statement. Capitalized terms used but not otherwise defined herein have the meanings ascribed thereto in Amendment No. 3.

Amendment 2 to Form S-1 filed December 22, 2023

Item 11. Information with Respect to the Registrant Share Purchase Agreement, page 41

1.	Please revise both here and on page 65 to clarify, as stated in Exhibit 10.7, that if the Purchaser does not perform the initial purchase of 3.0 million shares on or before February 13, 2024, the agreement will expire without notice. Also, clarify that for the balance of 3.0 million shares, the first increment must be purchased on or before February 13, 2024 or the agreement shall expire without notice. In addition, explain further FNB Enterprise's obligation to purchase shares in the second 3.0 million tranche by February 13, 2024 when according to your disclosures on page 41, RC365 Holdings PLC (RC365) is not obligated to deliver such shares until February 29, 2024.

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ANSWER: We have added additional language to pages 41 and 66 with regards to this comment.

Licenses, page 45

2.	We note your revised disclosure and newly filed Exhibit 10.6 in response to prior comment 4. Please revise here and in Note 8 on page F-13 to discuss the changes made in Amendment 2 to the License Agreement. In this regard, specifically address the fact that the License Agreement allows the company to sublicense Digital Cavalier Services technology in other jurisdictions. Also, disclose that the Agreement is extended for the entire term of the RC365 Rights Agreement and that License Fee payments will be abated until after this registration statement is effective. In addition, revise your discussion of the Exclusive Rights Agreement to clarify that you are sublicensing Digital Cavalier’s intellectual property and not your own.

ANSWER: We have added additional text to pages 45 and Note 8 on page F-14.

Management's Discussion and Analysis of Financial Condition and Results of Operations Plan of Operations, page 48

3.	We note from your revised disclosure in response to prior comment 4 that the $2.5 million you plan to seek in private placements is based upon a proposed budget for expanded operations. Please reconcile this with the budgeted amounts on page 50 totaling approximately $1.1 million. In addition, where you state on page 49 that the company intends to secure financing for its operations by the third quarter of 2024 and to implement its plans, revise to clarify that you have not yet secured any commitments and there is no guarantee that you will be able to secure such commitments or proceed with your operations as planned. Alternatively, revise to remove this statement.

ANSWER: Please see added language to page 49 and the updated table on page 50 to address this comment.

Liquidity and Capital Resources, page 50

4.	We note your revised disclosure in response to prior comment 8. Please revise to address the following:

•	Disclose your current cash balance and quantify the amount of time current cash can fund operations.
•	Regarding the sale of RC365 common stock to FNB Enterprises that you expect to close for $348,000 by February 13, 2024, discuss the uncertainty of receiving such funds in light of your conclusion that collectability for the $731,964 receivable from FNB Enterprises at September 30, 2023 was not reasonably possible.
•	Revise your risk factor on page 13 to provide a more complete discussion of your current financial resources.
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•	Quantify the total outstanding payable to Digital Cavalier as of September 30, 2023 and at the time of the registration statement filing, in addition to the $480,000 license payable for the next 12 months.
•	Regarding abatements of the license fee payable, revise to clarify, here and in Note 7 on page F-13, the extent to which abatements will reduce the amounts ultimately payable. If abatements act only as a payment deferral mechanism, ensure that this is clear in your disclosure throughout the filing. In this regard, we note that provision 4 of the second amendment of the License Agreement filed as Exhibit 10.6 appears to YouneeqAI Technical Services, Inc. indicate that outstanding amounts subject to abatement will continue to accrue until the company has adequate funding.

ANSWER: We have addressed these comments on page 50-52 and F-14.

Consolidated Financial Statements for the Nine Months Ended September 30, 2023 and 2022 Note 5. FNB Enterprise Receivable, page F-11

5.	We note your revised disclosure in response to prior comment 10. Please revise to address the following with regard to the Share Purchase Agreement:

•	Clarify whether there are any related party interests between FNB Enterprises and the company, or between FNB Enterprises and RC365.
•	Clarify that the agreement is a legally binding obligation of the company to sell the RC365 shares at a fixed price as you disclose on page 41.
•	Disclose the date you delivered the initial 3,000,000 shares of RC365 common stock to FNB Enterprises.
•	If such shares were not transferred to FNB Enterprises as of September 30, 2023, revise to reflect the RC365 shares on your balance sheet as an investment measured at fair value as of September 30, 2023. Also, revise throughout the filing to clarify whether these are the 3,000,000 shares you expect to be purchased and paid for by February 13, 2024.
•	If you transferred the shares to FNB Enterprises as of September 30, 2023, explain why payment was not received at the time of closing. In this regard we note that pursuant to provisions 4 and 5 of the Share Purchase Agreement filed as Exhibit 10.5, the shares will be delivered and FNB Enterprises will pay the purchase price for such shares upon closing.
•	To the extent that shares were transferred or payment was received after September 30, 2023 disclose this in your subsequent event footnote as well as in your Liquidity discussion on page 51.
•	Explain your disclosures on page F-10 where you indicate that at September 30, 2023 you recorded a $731,964 receivable for the purchase price under the Share Purchase Agreement. Clarify what this receivable represents. Also, explain how the subsequent write off of this "receivable" impacts the enforceability, validity and delivery under the Share Purchase Agreement.
▪	Revise here and throughout the filing to clarify how you determined the $348,000 purchase price for the 3,000,000 RC365 shares expected to close by February 13, 2024. In this regard, you disclose a fixed purchase price of 10 pence (approximately S$0.14) per share, which would imply a purchase price of approximately $420,000.
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FirstName LastName

ANSWER: We have made edits in the filing with regards the Share Purchase Agreement text throughout the document.

Regarding the following:

▪	Revise here and throughout the filing to clarify how you determined the $348,000 purchase price for the 3,000,000 RC365 shares expected to close by February 13, 2024. In this regard, you disclose a fixed purchase price of 10 pence (approximately S$0.14) per share, which would imply a purchase price of approximately $420,000.

The $0.14 was a typo and has been corrected throughout the document.

Consolidated Financial Statements for the year ended December 31, 2022 and 2021

Note 2. Basis of Presentation and Summary of Significant Policies Restatement, page F-24

6.	We note you revised the December 31, 2022 financial statements in response to prior comment 10. Please revise here to include footnote disclosure describing and quantifying the error correction. Refer to ASC 250-10-50-7.

ANSWER: We have included a footnote disclosure for the reclassification of a portion of the license royalty liability to a current liability on page F-25.

Item 16. Exhibits and Financial Statement schedules, page II-6

7.	We note your response to prior comment 13. However, Exhibits 2.1, 2.2, 3(i)1-5, and 4.1 have still been uploaded as images rather than text searchable documents. Please amend your filing to make sure all exhibits are submitted in a text searchable format.

ANSWER: The newly processed exhibits have been submitted with this filing.

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We hope that the foregoing has been responsive to the Staff’s comments. If any additional information is required by the Staff or if you have any questions regarding the foregoing, please contact Christen Lambert, counsel to the Company, at (919) 473-9130.

Sincerely,

/s/ Christen Lambert

Christen Lambert

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